UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

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                                                           SEC FILE NUMBER
                                                             000-25663
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                                                            CUSIP NUMBER
                                                             904027109
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                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One): Form 10-K Form 20-F Form 11-K |X| Form 10-Q Form N-SAR Form N-CSR For Period Ended: March 31, 2005
                                --------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



________________________________________________________________________________

PART I - REGISTRANT INFORMATION


   UltraStrip Systems, Inc.
________________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable


   3515 S.E. Lionel Terrace
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


Stuart, Florida  34997
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
|X| prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

         The report on Form 10-QSB for the quarter ended March 31, 2005 could not be filed within the prescribed time period in order to allow our independent registered public accounting firm to complete its review of our finanical statements.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Stephen R. Johnson              (772)                  287-4846
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              (Name)                  (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based upon the financial information prepared by management prior to review by the independent registered public accounting firm, revenue for the quarter ended March 31, 2005 was $16,852, as compared to $1,763,443 for the quarter ended March 31, 2004. UltraStrip Systems, Inc. had a net loss of $1,451,915 for the quarter ended March 31, 2005 as compared to a net loss of $251,932 for the quarter ended March 31, 2004. The reason for the change in operating results is primarily attributable to a major equipment sale which occurred during the first quarter of 2004, and our launching and promotion of Ecosphere Technologies, Inc. during the first quarter of 2005.


                            UltraStrip Systems, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:           May 17, 2005                       By: /s/ James C. Rushing, III
     ------------------------------------              -------------------------
                                                       James C. Rushing, III
                                                       Chief Financial Officer